CONSULTING CONTRACT AGREEMENT

THIS AGREEMENT is made as of this 10th day of November, 2005,

BETWEEN:

GRANDVIEW GOLD INC., a corporation incorporated under the laws of the province of Ontario, Canada (hereafter called "GGI"),

- and

ERNEST M. CLEAVE, of the City of Richmond Hill, Ontario Canada (hereafter called "CLEAVE ").

RECITALS:

A. GGI is engaged in developing gold exploration properties in Canada and on the Carlin Trend in Nevada, USA. GGI will also be focused on promoting investment in GGI common shares throughout North America and Europe as well as seeking out Joint Venture Partners to share participation in GGI's gold exploration and mining projects.

B. GGI desires CLEAVE to enter into a contract with GGI for the period provided in this Agreement in accordance with the terms and conditions set forth below.

C. CLEAVE is willing to accept a contract with GGI on the basis of such terms and conditions.

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration (the receipt and sufficiency whereof is hereby acknowledged), the parties covenant and agree as follows:

1. **Consulting Contract**

GGI hereby employs CLEAVE and its consulting services and CLEAVE hereby accepts this consulting contract with GGI, for the period set forth in Section 2 hereof, all upon the terms and conditions hereinafter set forth.

2. **Term of Consulting Contract**

Unless earlier terminated as hereinafter provided, the term of the subject consulting contract under this Agreement shall be for a period beginning November 10, 2005 (the "Contract Date") and ending May 31, 2006 (such period referred to as the "Initial Year"). Unless earlier terminated as hereinafter provided, the term of the Contract under this Agreement shall be automatically extended on a year-to-year basis (June 1 through May 31 of each successive year) (such one-year periods referred to as "Additional Years") upon the expiration of the Initial Year or any Additional Year, unless prior to the commencement of a 90-day period expiring at the end of the Initial Year or any Additional Year, GGI or CLEAVE shall have given written notice to the other stating that the term of this Agreement shall not be extended. For purposes of this Agreement, the term "Contract Year" shall mean the Initial Year and all Additional Years occurring while this Agreement remains in effect.

3. **Duties and Responsibilities**

CLEAVE shall be employed as Chief Financial Officer (CFO) of GGI and as such shall provide strategic financial planning, critical review and direction on GGI Financial Statement preparation, auditing of financial statements, exploration expenditure budget and cash-flow preparation as well as involvement in all merger and acquisition discussions, financial assessments and negotiations. CLEAVE shall faithfully and competently perform such contract services, duties and responsibilities as the Board of Directors of GGI (the "Board of Directors") may prescribe.

4. **Compensation**

As compensation for the satisfactory performance by CLEAVE of the services to be delivered by CLEAVE hereunder, CLEAVE will be entitled to the following:

(a) a monthly contract fee ("Contract Fee") for consulting as set out in Section 5 hereof;

(b) a performance Incentive ("Performance Incentive") for financings as set out in Section 6 hereof; and

5. **Contract Fee**

GGI shall pay CLEAVE a contract fee (the "Contract Fee") with respect to each Contract Year. The Contract Fee for the initial Contract Year shall be CDN$36,000.00 subject to review after the first 90 days to evaluate time allocation against established monthly remuneration. The Contract Fee for each subsequent year shall be established by the Compensation Committee of the Board of Directors not less than 90 days prior to the commencement of the Contract Year.

The Contract Fee shall be paid in accordance with the following agreed schedule:

(a) CDN$3,000 per month plus GST ; payable monthly on the 25th day of each month.

6. **Performance Incentive**

CLEAVE shall be entitled an option agreement with the company granting an initial performance incentive option to purchase 150,000 common shares of the company exercisable at $1.25 per share and vesting quarterly over the initial 12 month contract term.

7. **Monthly Expense Compensation**

GGI shall reimburse CLEAVE for all monthly business related expenses

8. **Termination of the Agreement**

(a) By GGI for any reason: This agreement may be terminated by GGI at any time by providing notice that the agreement is terminated effective immediately and by payment to CLEAVE of an amount equal to the Contract Fee for three (3) months from the date of termination, calculated at the rate of the then current Contract Year, payable in one lump sum on the date of termination.

(b) By CLEAVE for good reason: This agreement may be terminated by CLEAVE for good reason if, without its consent, there is (i) a material reduction in the duties and responsibilities of CLEAVE as outlined in Section 3 hereof, or (ii) a material reduction of the Contract Fee from the first year of the Initial Two Years, or (iii) breach by GGI of any material provision of this agreement without the breach being remedied within 30 days after notice thereof has been received by GGI. Upon such termination, GGI shall pay to CLEAVE an amount equal to the Contract Fee for one (1) month from the date of termination, calculated at the rate of the then current Contract Year, payable in one lump sum on the date of termination.

(c) By CLEAVE for any reason: This agreement may be terminated by CLEAVE at any time and for any reason by providing 30 days' notice to the Board.

(d) CLEAVE's entitlement: If CLEAVE is terminated by GGI or if CLEAVE terminates the agreement for any reason including good reason, in addition to the termination payment provided for in Section 8(a) or (b) respectively, CLEAVE shall be entitled to have its option to purchase 150,000 common shares of GGI, as set out in Section 6 hereof, become fully vested on the termination date, and the said option shall be exercisable by CLEAVE within 30 days thereafter.

9.. **Notices**

Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and either delivered in person or sent by first class mail, postage prepaid, if to GGI, at GGI's principal place of business, and if to CLEAVE, at CLEAVE's address most recently filed with GGI, or to such other address or addresses as either party shall have designated in writing to the other party hereto.

10. **Governing Laws**

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario.

11.. **Entire Agreement; Modifications**

This Agreement and the Schedule thereto constitute the entire and final expression of the agreement of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof and thereof. This Agreement may be modified or amended only by an instrument in writing signed by both parties hereto.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of this 15th day of November, 2005.

WITNESS: ______________________

GRANDVIEW GOLD INC.

By: ______________________
Raymond P. Pecoskie, President & CEO

Ernest M. Cleave.

By: ______________________
Ernest M. Cleave